CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-4 of Network Imaging Corporation of our report dated March 29, 1996 relating to the financial statements of Network Imaging
Corporation, which appears in such Prospectus. We also consent to the application of such report to the Financial Statement Schedules for the three years ended December 31, 1996 listed under item 21 (b) of this Registration Statement when such schedules are read in conjunction with the financial statements referred to in our report. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."

PRICE WATERHOUSE LLP

Falls Church, Virginia
September 25, 1997